Exhibit 12.2

CubeSmart L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(19,746)	$(26,737)	$(25,837)	$(19,302)	$(9,851)	$(11,578)	$3,054
Fixed charges - per below	49,695	56,192	54,192	47,831	44,539	34,262	30,976
Less:
Capitalized interest	(35)	(108)	(99)	(73)	(132)	(107)	(58)

Earnings before fixed charges	29,914	29,347	28,256	28,456	34,556	22,577	33,972

Fixed charges:
Interest expense (including amortization premiums and discounts related to indebtedness)	47,600	55,880	53,943	47,608	44,257	34,042	30,805
Early extinguishment of debt	1,907	—	—	—	—	—	—
Capitalized interest	35	108	99	73	132	107	58
Estimate of interest within rental expense	153	204	150	150	150	113	113

Total Fixed Charges	49,695	56,192	54,192	47,831	44,539	34,262	30,976

Ratio of earnings to fixed charges (a)	0.60	0.52	0.52	0.59	0.78	0.66	1.10

(a)  Due to our losses in fiscal 2006, 2007, 2008, 2009 and 2010 the coverage ratio was less than 1:1.  The Operating Partnership must generate additional earnings of $19.8 million, $26.8 million, $25.9 million, $19.4 million, $10.0 million, and $11.7 million to achieve a coverage of 1:1 in fiscal 2006, 2007, 2008, 2009, 2010 and the nine months ended September 30, 2010, repectively.